PEARSON

29 July 2005

PEARSON PLC

[redacted]

05010211

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
30 June - Non-executive directors' share purchase plan
30 June – Simon Targett appointed Editor, FT.com....
30 June – 2004 half year IFRS highlights
5 July – Financial Times to publish special GB editorial package
5 July – Investor briefing on our international education business
6 July - RNS announcement
13 July – FT named world's best newspaper
13 July – Europe 2005 survey ranks Financial Times number one in print...
21 July – IDC announce second quarter results
25 July – Interim results – Pearson makes a strong start to 2005
27 July – Directors'shareholding
29 July – Pearson names new chairman: Glen Moreno.............

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Press releases

pri

30 June 2005

Non-Executive Directors' Share Purchase Plan

Click here to download a PDF giving details of purchases of ordinary shares and ADRs made under the Non-Executive Directors' Share Purchase Plan

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made today under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
Lord Burns	341	0.000042	6.53	4,781	0.00059
Reuben Mark	444	0.000055	6.53	15,689	0.00195
Vernon Sankey	340	0.000042	6.53	4,627	0.00058
Dennis Stevenson	1,141	0.00014	6.53	205,350	0.02138
Gurvirendra Talwar	1,202	0.000150	6.53	10,873	0.00135

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification
Susan Fuhrman	442	0.000055	11.90	1,434	0.00018

Press releases

pri

30 June 2005

Simon Targett appointed Editor, FT.com and Chrystia Freeland appointed Editor, FT Electronic Services

The Financial Times has appointed Simon Targett as Editor, FT.com and an Assistant Editor. He will oversee the FT's online coverage of breaking news, and develop new ways to expand its online readership community at a time when online readership and advertising are expanding rapidly.

To underline the FT's increasing focus on online media, in addition to her current role as the FT's Deputy Editor, Chrystia Freeland has been appointed Editor, FT Electronic Services. This is a new role, giving Freeland responsibility for all editorial aspects of delivering FT content electronically, including the further evolution of FT.com, the extension of the FT to new electronic platforms such as the Blackberry, PDF products and print spin-offs like FTpm, the FT's popular free daily news briefing.

Simon Targett is currently the FT's Features Editor, responsible for the daily Business Life section. He joined the FT in 1996 and has worked in a variety of roles, including Education Correspondent, Investment Correspondent and as the launch Editor of the award-winning weekly supplement, FT Fund Management.

Chrystia Freeland re-joined the FT in 2001, and has worked in a variety of roles including Editor of the Saturday edition of the FT and Editor of FT.com. Prior to her role at FT.com, Freeland was Deputy Editor of The Globe & Mail in Toronto, Canada. From 1994-1999, she worked at the FT as UK News Editor, Moscow Bureau Chief and Eastern Europe Correspondent.

Andrew Gowers, Editor, said: "This is a crucial period for the FT in moving from being an exclusively print-based news organisation to one that combines print and online delivery in innovative ways. We now offer an impressive array of online services and products and it is therefore appropriate that we have appointed two of our top people to these important roles. FT.com is now sustainably profitable, as well as an integral part of our editorial and commercial operations. The aim now is to establish a richer and more interactive relationship with our readers and online users, and to offer them an ever-increasing range of ways to gain access to FT content."

FT.com is already the world's most popular audited business website, with 3.9million unique users, 46million page view per month and 80,000 paying subscribers. FT.com broke even in Q4 2002 and has been profitable ever since.

Tracy Corrigan, former Editor of FT.com and recently appointed joint News Editor for the FT, was named Editor of the Year (Consumer category) by the Association of Online Publishers in 2004.
Ends.

For further information, please contact:
Joanna Manning-Cooper +44 (0) 207 873 4447,
joanna.manning-cooper@ft.com

Notes to Editors
The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.

· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
· A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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30 June 2005

2004 half year IFRS highlights

Click here to download a PDF of the 2004 half-year comparative figures restated for IFRS

Click here to download a PDF of the IFRS technical analysis

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press release

PEARSON

Thursday 30 June 2005

Pearson 2004 half year IFRS highlights

Pearson will announce its interim results for the six months to 30 June on 25 July 2005.

Ahead of that announcement we are today providing details of our 2004 half-year comparative figures restated under International Financial Reporting Standards (IFRS). Details of our transition to IFRS, including half-year and full-year reconciliations and accounting policies, are available at www.pearson.com/ifrs.

Financial highlights **£ millions**	**2004 half year**		**2004 full year**	
	UK GAAP	IFRS	UK GAAP	IFRS
Sales	1,594	1,481	3,919	3,696
Business performance				
Adjusted operating profit	39	24	455	421
Adjusted (loss) / profit before tax	2	(16)	386	345
Adjusted (loss) / earnings	(14)	(22)	239	217
Adjusted (loss) / earnings per share	(1.8)p	(2.8)p	30.0p	27.3p
Statutory results				
Operating profit	(77)	9	231	404
(Loss) / profit before tax	(112)	(33)	171	325
Basic (loss) / earnings per share	(15.5)p	(2.5)p	11.1p	32.9p

Pearson Education **£ millions**	**2004 half year**		**2004 full year**	
	UK GAAP	IFRS	UK GAAP	IFRS
Sales				
School	466	444	1,118	1,087
Higher Education	187	186	731	729
Professional	220	220	507	507
Total	**873**	**850**	**2,356**	**2,323**
Adjusted operating profit / (loss)				
School	8	3	117	108
Higher Education	(41)	(42)	133	129
Professional	7	6	43	40
Total	**(26)**	**(33)**	**293**	**277**

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Penguin
£ millions

	2004 half year		2004 full year	
	UK GAAP	IFRS	UK GAAP	IFRS
Sales	341	341	786	786
Adjusted operating profit	10	9	54	52

FT Group
£ millions

	2004 half year		2004 full year	
	UK GAAP	IFRS	UK GAAP	IFRS
Sales				
Financial Times	104	104	208	208
Other FT publishing	56	56	110	110
IDC	130	130	269	269
Total continuing	**290**	**290**	**587**	**587**
Discontinued (Recoletos)	90		190	
Total	**380**		**777**	
Adjusted operating profit / (loss)				
Financial Times	(6)	(7)	(9)	(12)
Other FT publishing	6	6	11	10
Associates & JVs	3	3	6	6
IDC	37	29	78	62
Total continuing	**40**	**31**	**86**	**66**
Discontinued (Recoletos)	15	17	22	26
Total	**55**	**48**	**108**	**92**

For more information:

Luke Swanson / Charlotte Elston: +44 (0) 20 7010 2310
www.pearson.com/ifrs

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Press releases

05 July 2005

Financial Times to publish special G8 editorial package

FTpm G8 special to be printed on site at Gleneagles for Summit attendees

The Financial Times is to publish a special editorial package surrounding the G8 Summit in Scotland, including printing and distributing FTpm at the Summit venue, The Gleneagles Hotel in Perthshire. The FT will also publish a series of exclusive blogs, including one written by Prof Jeffrey D Sachs, director of The Earth Institute at Columbia University, an expert on sustainable development and author of 'The End of Poverty: Economic Possibilities for Our Time.'

From 6th-8th July, FTpm, the FT's free afternoon news briefing will have a special focus on the issues raised in the G8 Summit. The newsletter will be distributed in Scotland for the first time, publishing 2,500 copies every day in both Glasgow and Edinburgh. In addition, The Gleneagles Hotel in Perthshire - the site of the G8 Summit - has agreed to provide Summit delegates with copies of FTpm each afternoon. The Gleneagles Hotel will be the first location to self-print multiple copies of the newsletter, ensuring that FT content continues to reach senior-level decision makers throughout the Summit. An additional 10,000 copies will be published each day in London, sponsored by Easyjet.

Andrew Gowers, Financial Times Editor, said: "This is a tremendous opportunity for the FT to 'own' coverage of the G8 Summit. The global nature of the G8 agenda plays to our strengths in providing news, comment and analysis with a truly international perspective. The newsletter and blogs will complement the daily coverage in the newspaper, where the full implications of the G8 Summit will be covered in-depth."

Further information

Joanna Manning-Cooper on 020 7873 4447, Joanna.manning-cooper@ft.com
or
Lucy Ellison on 020 7873 3119, lucy.ellison@ft.com

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.

- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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05 July 2005

Investor briefing on our international education business

On Tuesday 5 July, Marjorie Scardino, Will Ethridge and John Fallon held a briefing for investors and analysts on Pearson's international education business.

A replay of the audiocast and video interviews with Will Ethridge & John Fallon are available here .

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06 July 2005
RNS announcement

http://www.pearson.com/press/press_uploadfiles/RNS_20050706.pdf

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PEARSON PLC

2. Name of director

MARJORIE SCARDINO

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SIX MONTHLY PURCHASE THROUGH US EMPLOYEE STOCK PURCHASE PLAN

7. Number of shares / amount of stock acquired

594

8. Percentage of issued class

0.00007%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

AMERICAN DEPOSITORY RECEIPTS

12. Price per share

$10.0980

13. Date of transaction

06/07/2005

14. Date company informed

06/07/2005

15. Total holding following this notification

145,638

16. Total percentage holding of issued class following this notification

0.01813%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

ANDY WILKINSON, SHARE PLANS MANAGER, 0207 010 2252

25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY

Date of Notification

6 July 2005

Press releases

13 July 2005
FT Named World's Best Newspaper

- *Internationale Medienhilfe survey names FT world's best newspaper*
- *FT ranked number one in print and online in Europe 2005 Survey*
- *FT readership up 11% on UK National Readership Survey*

The Financial Times has been ranked number one in a list of the world's best newspapers, according to a survey of 1,000 executives, politicians, university lecturers, journalists and advertising professionals across 50 countries.

The survey, conducted by the Zurich-based consultancy, Internationale Medienhilfe, showed 19.4% of respondents choosing the FT as the best newspaper. The FT came ahead of the Wall Street Journal in second place with 17.0% and Frankfurter Allgemeine in third place with 16.2%.

Also this week, the FT is ranked Europe's leading business title in print and online, in the annual Europe 2005 Survey conducted by Ipsos-RSL. The Survey, one of the largest of its kind, provides detailed information for those involved in planning and buying pan-European media, both in print and online. Europe 2005 covers over 10 million executives in 16 European countries, representing the top 4% of the adult working population.

For the sixth year running, the FT has taken the number one position on the Survey, reaching 679,000 leading professionals and executives every day. The FT leads the business titles in the Survey, with 22% more readers than its closest competitor, The Economist, and is almost five times that of the Wall Street Journal Europe. In fact, the Survey highlights that the FT is read by more people than the IHT, USA Today, Wall Street Journal Europe and Business Week combined.

Europe 2005 also shows that FT.com is Europe's leading business website - showing 11% year on year growth - on this survey, giving the FT brand an unrivalled integrated print and online reach across Europe.

In the UK, ABC audits show that FT sales have shown a year on year increase for the past two months, and the latest National Readership Survey (NRS) results show that that FT readership in the UK is up by 11%.

Olivier Fleurot, Chief Executive Officer, Financial Times, said: "In recent weeks, we've seen a series of independently audited reports and surveys which confirm the FT's status as the world's leading source of business news, comment and analysis in print and online. The culmination of this evidence, together with the promising growth in UK sales, suggests that the FT is better placed than ever before to meet the needs of executives looking for a trustworthy and authoritative guide to the things that matter in global business. It's also great news for advertisers looking to reach a senior level, internationally-minded audience."

Further information

Joanna Manning-Cooper
+44 (0) 20 7873 4447
joanna.manning-cooper@ft.com

Katy Hemmings
+44 (0) 20 7873 3811
katy.hemmings@ft.com

Notes

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 427,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.9 million unique monthly visitors, generating 46 million page views and has almost 80,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news

and data service.

- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
  - A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

pri

Press releases

13 July 2005

Europe 2005 survey ranks Financial Times number one in print and online

For the sixth year running, the Financial Times has taken the number one position as Europe's leading business title, as revealed in the Europe 2005 Survey.

Europe 2005 is an annual survey conducted by Ipsos-RSL, which covers over 10 million executives in 16 European countries, representing the top 4% of the adult working population. The survey, one of the largest of its kind, provides detailed and vital information for those involved in planning and buying pan-European media, both in print and online.

The Financial Times now reaches 6.7% of the Europe 2005 audience, which equates to 679,000 leading professionals and executives every day. The Financial Times leads the business titles in the survey with 22% more readers than its closest competitor, The Economist and almost 5 times that of the Wall Street Journal Europe.

FT.com, the FT's website, emerges as the leading business website on the survey and also the fastest growing site, reaching 8.2% of the overall online European business audience. This is an 11% increase on last year's performance. FT.com reaches 834,000 users in a four weekly period, which is almost four times more users across Europe than WSJ.com.

Europe 2005 highlights the fact that the FT is read by more high-income earners, frequent fliers, luxury goods purchasers and business decision makers than any other title on the survey. The FT has the lowest 'cost per thousand' figure across Europe for advertisers, and is therefore the most cost effective publication to reach senior business people in Europe. One advertisement in the FT newspaper and one advertisement on FT.com will reach 1.2 million senior business people across Europe.

Ben Hughes, Worldwide Advertising Director for the Financial Times, said : "It's great to see the FT brand – both in print and online – retain its lead in Europe. The survey reflects our continued position as Europe's leading business information brand and confirms the appeal of the FT's unrivalled coverage of international issues. For advertisers, the survey confirms that we have grown our lead over competitive titles, signalling the FT's unparalleled reach amongst a high calibre, pan-European audience of key decision makers."

Further information

Katy Hemmings
+44 (0) 207 873 3811
katy.hemmings@ft.com

Joanna Manning-Cooper
+44 (0) 207 873 4447
joanna.manning-cooper@ft.com

Notes

Europe 2005 is an annual survey of the leading executives and professionals in Europe, covering the top 4% of the working population. This is the sixth survey in the series, dating back to 2000. The surveys measures media consumption of the leading international print titles, TV stations and web sites, as well as the national equivalents in individual countries. It is the only survey of its kind to feature media consumption of websites.

Europe 2005 is widely used and respected amongst the international planning and media buying community. The survey is conducted by Ipsos-RSL.

Financial Times

The FT is firmly established as one of the world's leading business information brands, internationally recognised for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community.

Printed in twenty-three sites across the world, the Financial Times newspaper currently has a circulation of over 440,000 copies worldwide, and a readership of over 1.6 million people. FT.com's 3.9 million unique monthly users generate over 46 million monthly page views, delivering a premium audience to advertisers.

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21 July 2005

IDC announce second quarter results

Click here to download the PDF of the results

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Interactive Data

Press Release

INTERACTIVE DATA REPORTS SECOND-QUARTER 2005 RESULTS AND UPDATES 2005 OUTLOOK

Second-Quarter Service Revenue Increases by 11.9% and Net Income Increases by 17.6%

BEDFORD, Mass – July 21, 2005 – Interactive Data Corporation (NYSE: IDC) today reported its financial results for the second quarter ended June 30, 2005. Second-quarter 2005 service revenue grew 11.9% to $133.0 million from $118.9 million in the second quarter of 2004. Net income for the second quarter of 2005 increased by 17.6% to $22.4 million, or $0.23 per diluted share, from $19.1 million, or $0.20 per diluted share, in the same quarter last year.

"The second quarter of 2005 was marked by good progress in many key areas of the business," stated Stuart Clark, president and chief executive officer. "The increase in Interactive Data's second-quarter 2005 service revenue reflects growth in each of our core businesses as well as the contribution resulting from last year's acquisition of the FutureSource assets. Excluding the FutureSource contribution and the effects of foreign exchange, we generated organic service revenue growth of 7.2%. Our net income growth was primarily driven by the combination of higher service revenue, prudent spending and higher other income."

Clark commented, "Within our Institutional Services segment, overall renewal rates remained at or above 95%. Market conditions were unchanged during the second quarter of 2005 compared with recent quarters as customers continued to control spending on market data and related services. FT Interactive Data's business experienced good growth in North America during the second quarter of 2005 and reported its third consecutive quarter of service revenue growth in Europe. Both ComStock and CMS BondEdge generated modest growth while making progress with important product and business development initiatives. In our Active Trader Services segment, eSignal continued expanding its customer base while also integrating FutureSource into its operations."

"Interactive Data ended the second quarter of 2005 with cash and marketable securities of $238.1 million with no debt. Our strong financial position enabled us to declare a special dividend of $0.80 per common share, which was paid on July 7, 2005, and implement a new one million share repurchase program. As we move forward, we are well positioned to continue growing as we invest in new product development initiatives and pursue strategic alliances and acquisitions," Clark concluded.

Other Second-Quarter Operating and Financial Highlights

Effects of Foreign Exchange:

- Interactive Data's second-quarter 2005 service revenue was positively impacted by $0.9 million due to the effects of foreign exchange. Second-quarter 2005 service revenue before the effects of foreign exchange grew by $13.2 million, or 11.1%, over the comparable period in 2004. Total costs and expenses in the second quarter of 2005 were negatively impacted by $0.8 million due to the effects of foreign exchange. Second-quarter 2005 total costs and expenses before the effects of foreign exchange increased by $8.5 million, or 9.7%, over the second quarter of last year. The net effect of foreign exchange in the second quarter of 2005 was a $0.1 million increase in income from operations.

Institutional Services Segment:

- FT Interactive Data's second-quarter 2005 service revenue of $87.7 million grew 9.7% over the prior year's second quarter (or an increase of 8.9% before the effects of foreign exchange). North American service revenue for the second quarter of 2005 increased 10.0% over the prior year's second quarter, driven by significant new sales that occurred during the fourth quarter of 2004 combined with sustained high demand for evaluated pricing and descriptive data services. Second-quarter 2005 European service revenue increased by 8.4% (or an increase of 5.2% before the effects of foreign exchange) from the second quarter of last year. FT Interactive Data's second-quarter 2005 highlights included the introduction of a new European Union Savings Directive data module that assists firms in addressing recently enacted tax legislation. FT Interactive Data's Asia-Pacific second-quarter 2005 service revenue increased 11.8% (or an increase of 5.2% before the effects of foreign exchange) compared with the prior year's second quarter.

- ComStock generated second-quarter 2005 service revenue of $19.7 million, an increase of 4.0% over the same quarter last year (or an increase of 2.8% before the effects of foreign exchange) due to progress in winning new business. In late June 2005, ComStock unveiled two new strategic product introductions designed to further enhance client support and ease of use. ComStock's new Application Programming Interface for its real-time datafeed service is designed to simplify and expedite integration of the datafeed into client applications, and its new market data server allows clients to catalog and retrieve value-added content such as detailed time and sales information, and historical data.

- CMS BondEdge's service revenue for the second quarter of 2005 increased by 3.2% over last year's second quarter to $8.1 million. CMS BondEdge's second-quarter performance was highlighted by a reduction in client cancellations compared with the first quarter of 2005, 10 new client installations and a new sales distribution partnership with Thomson Financial, which will market the BondEdge analytics system in tandem with its own solutions in Europe.

Active Trader Services Segment:

- eSignal's second-quarter 2005 service revenue grew 45.4% over 2004's second quarter service revenue to $17.4 million due to the contribution of FutureSource and the continued expansion of eSignal's direct subscriber base. FutureSource, whose assets were acquired in September 2004, generated $4.6 million in second-quarter 2005 service revenue, or 26.6% of eSignal's second-quarter service revenue. eSignal ended the second quarter of 2005 with approximately 46,200 direct subscription terminals, which includes approximately 7,050 FutureSource terminals. During the second quarter of 2005, eSignal announced alliances with the New York Mercantile Exchange and HotSpot FX that further expand delivery of eSignal services and broaden the content available on its market data and news platforms.

Costs and Expenses:

- Total second-quarter 2005 costs and expenses increased by 10.5% to $97.8 million from $88.5 million in the second quarter of 2004. Total costs and expenses for the second quarter of 2005 increased by $4.5 million, or 5.1%, before total costs and expenses associated with businesses acquired or closed in the past twelve months, and the effects of foreign exchange. Interactive Data spent approximately $1.9 million to advance its data center consolidation initiative. Unlike recent quarters, spending associated with the data center consolidation initiative has not been included as part of the analysis of total costs and expenses in the reconciliation of non-GAAP financial measures table on page 10 because the Company's East Coast data center is now fully operational, and these costs are not currently anticipated to change significantly going forward.

During the second quarter of 2005, regulatory compliance initiatives such as those related to the Investment Advisers Act and Section 404 of the Sarbanes-Oxley Act remained an important area of investment.

Six Month Results

For the six months ended June 30, 2005, Interactive Data reported revenue of $272.7 million versus $236.5 million for the comparable period in 2004, an increase of 15.3%. Total costs and expenses for the first six months of 2005 rose 13.9%, or $24.5 million, to $201.3 million versus the comparable period in 2004. Income from operations increased 19.5% from $59.7 million in the first six months of 2004 to $71.3 million for the comparable period in 2005. Net income for the first six months of 2005 increased 23.1% to $46.1 million, or $0.48 per diluted share, from $37.4 million, or $0.39 per diluted share, for the comparable period in 2004.

As of June 30, 2005, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $238.1 million. On June 1, 2005, Interactive Data's Board of Directors declared a special dividend of $0.80 per common share, which was paid on July 7, 2005 to stockholders of record on June 15, 2005. In addition, the Company completed its one million share buyback program initiated in September 2004 by repurchasing a total of 465,400 shares during the second quarter of 2005 at an average price of $21.08 per share. The average price of all shares repurchased under this program was $21.06 per share. Following the completion of this most recent program, Interactive Data's Board of Directors authorized a new buyback program for the repurchase of up to one million shares of its common stock. Under this new plan, Interactive Data repurchased a total of 44,000 shares at an average price of $20.57 per share through June 30, 2005.

Outlook

We anticipate business conditions during the second half 2005 will be similar to those that we experienced during the past several quarters. We believe customers in the financial services sector will remain focused on cost containment initiatives. Based on our results to date, combined with our plans and opportunities going forward, we now expect to deliver 2005 service revenue and net income growth at the high end of prior guidance that ranged from high single digit to low double digit growth. The effective tax rate for 2005 is now expected to be in the range of 39.0% to 39.5% due to the anticipated tax law changes in the United Kingdom. Capital expenditures for 2005 are expected to remain in the range of $24.0 million to $26.0 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, July 21, 2005 at 11:00 a.m. Eastern Time to discuss the second-quarter 2005 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the Company's web site at www.interactivedata.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from Thursday, July 21, 2005 at 2:00 p.m. through Thursday, August 4, 2005 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 7483083. This press release and other financial and statistical information to be presented on the conference call will be accessible on the Investor Relations section of the Company's web site at www.interactivedata.com. The web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results as determined by generally accepted accounting principles (GAAP), we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of the Company's underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management refers to organic growth, which excludes the contribution of businesses acquired or closed during the past 12 months, and the effects of foreign currency exchange rates because management believes that facilitating period-to-period comparisons of the Company's organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining service revenue growth before the effects of foreign currency exchange rates and the acquisition of the assets of FutureSource, which were acquired in September 2004, management refers to service revenue for our FT Interactive Data, ComStock, CMS BondEdge, eSignal and Broadcast businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported service revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- Management includes information regarding total costs and expenses excluding total costs and expenses associated with FutureSource (the assets of which were acquired in September 2004), and the effects of foreign exchange, because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends.

The above measures are non-GAAP financial measures and should not be considered in isolation from, and are not intended to represent an alternative measure of, revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. These statements include our statements discussing future financial conditions, results or projections, including those appearing under the heading "Outlook," those statements about expected market conditions and our expected growth and product development, and potential alliances and acquisitions. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and products; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost cutting pressures across the industries we serve; (viii) new offerings by

competitors or new technologies that could cause our products or services to become less competitive or obsolete; (ix) our ability to derive the anticipated benefits from our acquisitions; (x) potential regulatory investigations of us or our customers relating to our services; (xi) the regulatory requirements applicable to our FT Interactive Data subsidiary, which is a registered investment adviser; (xii) our ability to attract and retain key personnel; (xiii) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xiv) our ability to successfully complete the consolidation of our data centers and achieve anticipated benefits; (xv) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; (xvi) our ability to negotiate and enter into strategic alliances or acquisitions on favorable terms, if at all; and (xvii) our ability to comply on an ongoing basis with the rules and regulations set forth in and/or adopted pursuant to the Sarbanes-Oxley Act. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

COMPANY CONTACTS

Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
Naomi Kaufman
Director of Marketing Communications
781-687-8045
naomi.kaufman@interactivedata.com

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Change	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004	Change
SERVICE REVENUE	$ 132,998	$ 118,875	11.9%	$ 272,650	$ 236,505	15.3%
COSTS & EXPENSES						
Cost of Services	41,842	37,419	11.8%	83,670	76,324	9.6%
Selling, general & administrative	46,250	40,925	13.0%	97,913	80,394	21.8%
Depreciation	4,584	4,659	-1.3%	9,143	9,039	1.2%
Amortization	5,168	5,540	-6.7%	10,612	11,062	-4.1%
Total costs & expenses	97,844	88,543	10.5%	201,338	176,819	13.9%
INCOME FROM OPERATIONS	35,154	30,332	15.9%	71,312	59,686	19.5%
Other income, net	1,165	552	111.1%	2,179	932	133.8%
INCOME BEFORE INCOME TAXES	36,319	30,884	17.6%	73,491	60,618	21.2%
Income Tax expense	13,897	11,814	17.6%	27,396	23,187	18.2%
NET INCOME	$ 22,422	$ 19,070	17.6%	$ 46,095	$ 37,431	23.1%
NET INCOME PER SHARE						
Basic	$ 0.24	$ 0.20	20.0%	$ 0.49	$ 0.40	22.5%
Diluted	$ 0.23	$ 0.20	15.0%	$ 0.48	$ 0.39	23.1%
Dividends declared per common share	$ 0.80	$ -	-	$ 0.80	$ -	-
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING						
Basic	93,125	93,309	-0.2%	93,181	93,185	0.0%
Diluted	95,818	95,371	0.5%	95,959	95,373	0.6%

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2005 Unaudited	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 170,121	$ 207,908
Marketable securities	68,018	2,371
Accounts receivable, net	87,759	88,295
Interest receivable	1,721	-
Prepaid expenses and other current assets	9,894	15,809
Deferred income taxes	8,473	5,838
Total current assets	345,986	320,221
Property and equipment, net	56,627	54,854
Goodwill	467,031	480,444
Other intangible assets, net	158,697	169,338
Other assets	680	816
Total Assets	$ 1,029,021	$ 1,025,673
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 11,114	$ 15,943
Payable to affiliates	1,963	1,552
Accrued liabilities	56,001	67,276
Income taxes payable	8,836	10,672
Deferred revenue	31,875	40,774
Other current liabilities	74,489	-
Total current liabilities	184,278	136,217
Deferred tax liabilities	31,822	29,583
Other liabilities	1,192	2,117
Total Liabilities	217,292	167,917
Stockholders' Equity:		
Preferred stock	-	-
Common stock	971	963
Additional paid-in capital	834,325	821,590
Treasury stock, at cost	(63,341)	(44,308)
Accumulated earnings	29,679	58,074
Accumulated other comprehensive income	10,095	21,437
Total Stockholders' Equity	$ 811,729	$ 857,756
Total Liabilities and Stockholders' Equity	$ 1,029,021	$ 1,025,673

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30, (Unaudited) 2005	2004
Cash flows provided by (used in) operating activities:		
Net income	$ 46,095	$ 37,431
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	19,755	20,101
Tax benefit from exercise of stock options	2,458	1,620
Deferred income taxes	(649)	(13)
Amortization of discounts and premiums on marketable securities, net	1,453	-
Other non-cash items, net	516	237
Changes in operating assets and liabilities, net	(16,421)	(9,856)
NET CASH PROVIDED BY OPERATING ACTIVITIES	53,207	49,520
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	(11,354)	(12,837)
Acquisition of business	(112)	-
Purchase and sale of marketable securities	(67,100)	-
Other investing activities	170	-
NET CASH USED IN INVESTING ACTIVITIES	(78,396)	(12,837)
Cash flows provided by (used in) financing activities:		
Purchase of treasury stock	(19,033)	(239)
Proceeds from exercise of stock options and employee stock purchase plan	9,702	5,389
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(9,331)	5,150
Effect of exchange rate on cash	(3,267)	(462)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37,787)	41,371
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	207,908	131,639
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 170,121	$ 173,010

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Service Revenue Before Effects of Foreign Exchange and FutureSource Revenue

($ in Thousands)

	Q2 2005	Q2 2004	Growth
Service Revenue			
Institutional Services			
FT Interactive Data	$ 87,734	$ 79,972	9.7%
ComStock	19,724	18,968	4.0%
CMS BondEdge	8,120	7,872	3.2%
Institutional Services Total	115,578	106,812	8.2%
Active Trader Services			
eSignal	17,420	11,983	45.4%
Broadcast	-	80	
Active Trader Services Total	17,420	12,063	44.4%
Total Service Revenue	132,998	118,875	11.9%
Effects of Foreign Exchange	(890)	-	
Service Revenue before Effects of Foreign Exchange	132,108	118,875	11.1%
Service Revenue – FutureSource	(4,629)	-	
Service Revenue before Effects of Foreign Exchange and FutureSouce Revenue	$ 127,479	$ 118,875	7.2%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (CONTINUED)

Total Costs and Expenses Before Effect of FutureSource Total Costs and Expenses, and Effects of Foreign Exchange

($ in Thousands)

	Q2 2005	Q2 2004	Growth
Total Costs & Expenses	$ 97,844	$ 88,543	10.5%
Total Costs & Expenses – FutureSource	(4,074)	-	
Effects of Foreign Exchange	(755)	-	
Total Costs & Expenses before above factors	$ 93,015	$ 88,543	5.1%

Press releases



25 July 2005

Interim results: Pearson makes strong start to 2005

Pearson announced its Interim Results on Monday 25th July, 2005.

Download an electronic (html) version of the press release here

Download the full press release and financials in PDF format here.

Video interviews
Click here to download video interviews with Marjorie Scardino and Rona Fairhead.

UK Presentation
Marjorie Scardino, CEO and Rona Fairhead, CFO, hosted a presentation of the results for analysts and investors today at 09:00 (BST). They were joined for the questions and answers session by Olivier Fleurot, John Makinson, Will Ethridge, Steve Dowling and George Werner

An audio replay of the event is available here.

Click here to download a PDF of the slide presentation.

US Conference call
A conference call for US investors was held at 15.00 (BST) / 10.00 (EDT).

The call will be available on replay for seven days on +1 888 286 8010 (inside the US) or +1 617 801 6888 (outside the US), pass code 51433647.

An online audio replay of the call is available here.

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25 July 2005

PEARSON INTERIM RESULTS (unaudited)
Six months ended 30 June 2005

PEARSON MAKES STRONG START TO 2005

- Underlying sales up 10% and operating profit from continuing operations higher at £33m (£7m in 2004) with good growth in all businesses;
- Pearson Education sales up 14%. Higher Education up 5%, Professional up 12% and School, our largest business, up 19%; all benefiting from investments in content, testing and technology;
- FT Group sales up 5% and profits up 34%; *Financial Times* advertising revenues up 5% and IDC profits up 23%;
- Penguin sales up 5%, with record bestseller performance and stronger first-half phasing.

Marjorie Scardino, chief executive, said: "We are very pleased with the start we've made on 2005. We still have the majority of the year's trading ahead of us, but the first-half momentum supports our confidence that we will meet our financial goals."

£ millions	Half year 2005	Half year 2004	Underlying growth	Full year 2004
Sales	1,613	1,481	10%	3,696
Business performance				
Adjusted operating profit - continuing	33	7		395
Discontinued (Recoletos)	(3)	17		26
Adjusted (loss) / profit before tax	(9)	(16)		345
Adjusted (loss) / earnings	(15)	(22)		217
Adjusted (loss) / earnings per share	(1.9)p	(2.8)p		27.3p
Operating cash flow	(156)	(195)		418
Free cash flow	(265)	(262)		284
Statutory results				
Operating profit	73	9		404
Profit / (loss) before tax	48	(33)		325
Basic earnings / (loss)	337	(20)		262
Basic earnings / (loss) per share	42.3p	(2.5)p		32.9p
Dividend per share	10p	9.7p	3%	25.4p
Net borrowings	1,298	1,747		1,221

Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and portfolio changes. Our continuing businesses exclude Recoletos following the sale of our 79% stake on 8 April 2005. The basis for our business performance measures is explained overleaf.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

FIRST HALF 2005 FINANCIAL HIGHLIGHTS

These results are Pearson's first to be reported under IFRS. In May we published reconciliations of our 2003 and 2004 results from UK GAAP to IFRS, available at www.pearson.com\ifrs.

Sales up 10%, with good growth in all parts of the company.

Adjusted operating profit from continuing operations higher at £33 million (£7 million in 2004); adjusted loss per share improved to (1.9)p from (2.8)p.

Operating cash flow level with 2004 at £(196)m; average working capital to sales ratio improved to 28.7% (from 30.7% in first half of 2004).

Statutory profit for the period up to £346m from £(9)m, with gains on disposals of £342m after tax.

Net borrowings reduced to £1,298m from £1,747m, with £426m net proceeds from the sale of our stakes in Recoletos and MarketWatch.

Dividend increased 3% to 10p per share.

For more information:	Luke Swanson / Charlotte Elston	+ 44 (0) 20 7010 2310
	Jeff Taylor / David Hakensen	+ 1 212 641 2409

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 866 800 8648 (inside the US) or +1 617 614 2702 (outside the US), participant code 69353005. The call will be available on replay for seven days on +1 888 286 8010 (inside the US) or +1 617 801 6888 (outside the US), pass code 51433647.

Video interviews with Marjorie Scardino and Rona Fairhead are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

Note: the 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures under both US GAAP and IFRS. Reconciliations of adjusted operating profit, adjusted profit/(loss) before tax, adjusted earnings per share and operating cash flow to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7 and 15 respectively. Business performance measures are presented on an adjusted basis to exclude other net gains and losses arising on the sale of subsidiaries, investments and associates together with short-term fluctuations in the market value of financial instruments following the adoption of IAS 39.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

OUTLOOK

Due to the seasonal phasing of our book publishing businesses, Pearson makes most of its sales and almost all of its profits in the second half of the year. However, based on our trading performance in the first half, we are confident of strong growth, in line with expectations, for the year as a whole. Our outlook for the full year is:

- Our **School** business is performing well in rapidly growing markets in the US and around the world. We expect our total worldwide School business to grow sales in double digits, and to improve margins by 1-2 percentage points.

- Our **Higher Education** business has a unique competitive advantage based on its leading market position, publishing strength and technological innovation. We expect it to grow by around 4% this year, ahead of the industry once again, and with similar margins to 2004.

- We expect our **Professional** division to grow sales in mid-to-high single digits this year. Our testing and government solutions businesses continue to achieve double digit sales growth and our worldwide technology publishing business has seen sales begin to stabilise after a severe downturn in technology markets.

- **Penguin** has made a solid start to 2005, a transitional year, in line with expectations. It has delivered a very strong bestseller performance in the US and the UK, with some major titles shifted into the first half. Our UK business is showing good growth, helped by the recovery of our UK warehouse and the comparison with a difficult first half of 2004. In the US, we are seeing good success with new imprints, homegrown authors and our new premium paperback format, although the mass market category has remained weak.

- We expect profits to improve further at **FT Publishing,** our group of business publications. Advertising revenues at the *Financial Times* were up 5% in the first half and if they grow at similar levels in the second half, we would expect the FT to be around breakeven for the year as a whole (after an IFRS impact of approximately £(3)m).

- **IDC** has reported that it expects to grow net income at the high end of the high single digit to low double digit range.

Interest and tax. As previously stated, we expect our full year interest charge to be a little lower than in 2004, with the benefit of lower average net debt being partly offset by the absence of the 2004 one-off credit of £9m. We expect our effective tax rate for the full year to be 32%, plus or minus a percentage point.

Exchange rates. Pearson generates around two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2004 was £1:$1.83) would have an impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2004 was £1:$1.87 and the closing rate at the end of June was £1:$1.79.

FIRST HALF 2005 BUSINESS HIGHLIGHTS

£ millions	**Half year 2005**	Half year 2004	Underlying growth	Full year 2004
Sales				
School	518	444	19%	1,087
Higher Education	192	186	5%	729
Professional	243	220	12%	507
Pearson Education	*953*	*850*	*14%*	*2,323*
FT Publishing	164	160	2%	318
IDC	143	130	8%	269
FT Group	*307*	*290*	*5%*	*587*
Penguin	353	341	5%	786
Total continuing	***1,613***	*1,481*	*10%*	*3,696*
Adjusted operating profit				
School	15	3	--	108
Higher Education	(45)	(42)	(12)%	129
Professional	8	6	33%	40
Pearson Education	*(22)*	*(33)*	*30%*	*277*
FT Publishing	6	2	--	4
IDC	36	29	23%	62
FT Group	*42*	*31*	*34%*	*66*
Penguin	13	9	22%	52
Total continuing	*33*	*7*	--	*395*
Discontinued (Recoletos)	(3)	17	--	26
Total	*30*	*24*	--	*421*

SCHOOL

- Market conditions improving: increased new adoption opportunity, improved state budgets, implementation of No Child Left Behind requirements in reading, testing and student data.
- Mid single digit growth in US publishing, despite delay of new adoptions in Texas, and on track for double digit growth for the full year. New programmes performing well in adoption states: estimated market share of more than 30% in new adoptions where we competed. Leading positions in maths, science and music.
- Testing businesses in the US and the UK up more than 30% in the first half, helped by the build-up of new contracts and phasing. New contracts won include Michigan, Minnesota and Louisiana; largest single contract, Texas, renewed for five more years. Edexcel marks three million GCSE and A-level scripts on screen and begins new contract to mark the UK's Key Stage tests.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

- School technology business showing good growth, benefiting from investments in instructional and student information software.

- $270m acquisition of AGS Publishing completed on 22 July, strengthening testing and supplementary businesses. Targets growth in funds for students with special educational needs.

- Strong growth in international school businesses. Continued investment in English Language Teaching; major new worldwide courses for primary schools (*English Adventure*, a partnership with Disney), secondary schools (*Sky*), adults (*Total English*) and business people (*Intelligent Business*, in partnership with *The Economist*).

HIGHER EDUCATION

- Worldwide Higher Education sales growth of 5%, with strong growth in the US and international level with 2004, ahead of the key second half selling seasons.

- Rapid growth in career or workforce education segment, with new publishing in allied health, criminal justice, paralegal, homeland security and hospitality.

- 3m US college students now following their course through one of our online learning platforms. Continued roll-out to new subject areas including economics for the new academic year.

- Custom publishing business continues to grow at 20%+; launch of custom media solutions team to provide integrated print and online programmes.

- Contract to provide customised print and online materials for DeVry University's 43,000 students across 69 locations.

- Exclusive partnership with Audible.com to publish audio study guides, downloadable to iPods, other MP3 players and PDAs, beginning autumn 2005.

PROFESSIONAL

- Double digit sales growth in Government Solutions and Professional Testing.

- Solid execution on major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.

- Government Solutions' largest contract, with the US Department of Education, renewed and extended for a further ten years.

- Technology Publishing sales level on first half of 2004; stabilising after four years of severe declines.

FT PUBLISHING

- *Financial Times* sales up 4% to £108m and first-half loss reduced to £2m (loss of £7m in first half of 2004).

- FT advertising revenues up 5% with FT.com up more than 20%. Average circulation of 427,000 for the first six months; UK circulation stabilising, with three consecutive months of modest year-on-year growth.

- Excellent performance on key readership surveys. FT is Europe's leading business title with 22% more readers than its nearest rival (Europe 2005); UK readership is up 11% (NRS).

- Sales and profits broadly level at the FT's other business newspapers and magazines in erratic advertising markets. Circulation up 2% at *Les Echos* to 120,000, up 6% at *FT Deutschland* to 101,000, and growing beyond the one million mark at *The Economist*.

- Continued cost actions at our business newspapers. FT Publishing cost base now more than £160 million lower than it was four years ago.

INTERACTIVE DATA CORPORATION (NYSE:IDC)

- Underlying sales growth of 8% from customer wins and 95%+ renewal rate, with profit growth of 23%.

- Successful integration of FutureSource into e-Signal, adding new real-time futures, commodities and FX data.

- Special dividend of $0.80 per share announced in June (and paid after the period end).

- IDC reported second-half results on 21 July 2005, available at www.interactivedatacorp.com .

PENGUIN

- Strong first-half publishing performance, helped by shift in publishing strategy towards the first half of the year.

- Record number of bestsellers in the US (79 *New York Times* bestsellers), with strong showings in adult hardcover, adult paperback and young readers. Successful focus on new imprints, including Steve Coll's 2005 Pulitzer Prize-winning *Ghost Wars* from Penguin Press, and on homegrown talent with close to 150 first-time authors published in the US.

- Good growth in the UK with great publishing, recovery of UK distribution and benefit of comparison with a difficult first half of 2004. Strong growth at Dorling Kindersley with more key titles published in the first half.

- £4m invested in actions to reduce Penguin's cost base.

- Launch of 'premium paperback' format in US as part of plans to tackle industry-wide challenges in mass market segment (industry mass market sales down a further 2% in first five months of 2005, according to the AAP). Six major Penguin authors publishing new premium paperbacks in the second half.

- Good performance in children's books across the group, developing strong best-selling brands such as Eoin Colfer's *Artemis Fowl*, Young Bond, *Charlie and the Chocolate Factory* and US licences including *The Little Engine That Could* and *Atomic Betty*.

- Second half publishing schedule includes new books from Patricia Cornwell, Nora Roberts, Jan Karon, Amy Tan, Peggy Noonan, John Berendt, Terry McMillan, Maureen Dowd, Billy Graham, JM Coetzee, Paul McCartney, Jamie Oliver, Zadie Smith, Ryan Giggs, Ellen MacArthur and Gloria Hunniford.

ENDS

Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Condensed consolidated income statement
for the six months to 30 June 2005

all figures in £ millions	note	**2005 half year**	2004 half year	2004 full year
Continuing operations				
Sales	2	**1,613**	1,481	3,696
Cost of goods sold		**(812)**	(747)	(1,789)
Gross profit		**801**	734	1,907
Operating expenses		**(776)**	(730)	(1,520)
Other net gains and losses	3	**40**	2	9
Share of results of joint ventures and associates		**8**	3	8
Operating profit	2	**73**	9	404
Net finance costs	4	**(25)**	(42)	(79)
Profit / (loss) before tax	5	**48**	(33)	325
Income tax	6	**(2)**	11	(63)
Profit / (loss) for the period from continuing operations		**46**	(22)	262
Discontinued operations				
Profit for the period from discontinued operations	8	**300**	13	22
Profit / (loss) for the period		**346**	(9)	284
Attributable to:				
Equity holders of the parent company		**337**	(20)	262
Minority interest		**9**	11	22
Earnings / (loss) per share from continuing and discontinued operations				
Basic	7	**42.3p**	(2.5)p	32.9p
Diluted	7	**42.2p**	(2.5)p	32.9p
Earnings / (loss) per share from continuing operations				
Basic	7	**4.6p**	(3.8)p	30.8p
Diluted	7	**4.6p**	(3.8)p	30.8p

The results are presented under IFRS and comparatives have been restated accordingly (see note 1). None of the figures have been audited or reviewed.

Condensed consolidated statement of recognised income and expense

for the six months to 30 June 2005

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Exchange differences on translation of foreign operations	**257**	(41)	(206)
Exchange differences on net investment hedges	**(80)**	-	-
Actuarial (losses) / gains on defined benefit pension schemes	**(31)**	45	(58)
Taxation on items taken directly to equity	**-**	2	9
Net income / (expense) taken directly to equity	**146**	6	(255)
Profit / (loss) for the financial period	**346**	(9)	284
Total recognised income and expense for the financial period	**492**	(3)	29
Attributable to:			
Equity holders of the parent company	**483**	(14)	7
Minority interest	**9**	11	22

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Condensed consolidated balance sheet
as at 30 June 2005

all figures in £ millions	note	**2005 half year**	2004 half year	2004 full year
Non-current assets				
Property, plant and equipment		**359**	344	355
Intangible assets	11	**3,506**	3,409	3,278
Investments in joint ventures and associates		**42**	52	47
Deferred income tax assets		**404**	373	359
Derivative financial instruments		**63**	-	-
Other financial assets		**17**	14	15
Other receivables		**100**	110	102
		4,491	4,302	4,156
Current assets				
Intangible assets – pre publication		**402**	358	356
Inventories		**401**	397	314
Trade and other receivables		**1,003**	994	933
Derivative financial instruments		**49**	-	-
Cash and cash equivalents		**810**	645	461
		2,665	2,394	2,064
Non-current assets classified as held for sale		**-**	344	358
Total assets		**7,156**	7,040	6,578
Non-current liabilities				
Borrowings		**(1,832)**	(1,804)	(1,714)
Derivative financial instruments		**(5)**	-	-
Deferred income tax liabilities		**(148)**	(132)	(139)
Retirement benefit obligations		**(436)**	(316)	(408)
Provisions for other liabilities and charges		**(35)**	(50)	(43)
Other liabilities		**(139)**	(127)	(99)
		(2,595)	(2,429)	(2,403)
Current liabilities				
Trade and other payables		**(779)**	(732)	(868)
Borrowings		**(368)**	(688)	(109)
Derivative financial instruments		**(15)**	-	-
Current income tax liabilities		**(88)**	(52)	(89)
Provisions for other liabilities and charges		**(17)**	(16)	(14)
		(1,267)	(1,488)	(1,080)
Liabilities directly associated with non-current assets classified as held for sale		**-**	(77)	(81)
Total liabilities		**(3,862)**	(3,994)	(3,564)
Net assets		**3,294**	3,046	3,014
Share capital		**201**	201	201
Share premium		**2,475**	2,470	2,473
Reserves		**472**	175	126
Attributable to equity holders of the parent company		**3,148**	2,846	2,800
Minority interest		**146**	200	214
Total equity	13	**3,294**	3,046	3,014

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Condensed consolidated cash flow statement
for the six months to 30 June 2005

All figures in £ millions	note	**2005 half year**	2004 half year	2004 full year
Cash flows from operating activities				
Cash (used in) / generated from operations	15	**(155)**	(147)	524
Interest paid		**(55)**	(43)	(98)
Tax paid		**(23)**	(29)	(45)
Net cash (used in) / generated from operations		**(233)**	(219)	381
Cash flows from investing activities				
Acquisition of subsidiary, net of cash acquired		**(28)**	(13)	(35)
Acquisition of joint ventures and associates		**(4)**	(7)	(10)
Purchase of property, plant and equipment (PPE)		**(40)**	(50)	(125)
Proceeds from sale of PPE		**1**	-	4
Purchase of intangible assets		**(3)**	-	(1)
Disposal of subsidiary, net of cash disposed		**367**	-	1
Disposal of joint ventures and associates		**54**	-	24
Disposal of investments		**-**	3	17
Interest received		**10**	7	13
Dividends received from joint ventures and associates		**1**	1	12
Net cash generated from / (used in) investing activities		**358**	(59)	(100)
Cash flows from financing activities				
Proceeds from issue of ordinary shares		**2**	1	4
Purchase of treasury shares		**(11)**	(2)	(10)
Proceeds from borrowings		**203**	469	414
Liquid resources acquired		**-**	(1)	(5)
Other borrowings		**-**	(2)	59
Repayment of borrowings		**(10)**	(43)	(524)
Finance lease principal payments		**(1)**	(1)	(2)
Dividends paid to Company's shareholders		**(125)**	(119)	(195)
Dividends paid to minority interests		**-**	(1)	(2)
Net cash generated from / (used in) financing activities		**58**	301	(261)
Effects of exchange on cash and cash equivalents		**23**	(13)	(4)
Net increase in cash and cash equivalents		**206**	10	16
Cash and cash equivalents at the beginning of the period		**544**	528	528
Cash and cash equivalents at the end of the period		**750**	538	544

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Notes to the condensed consolidated financial statements

for the six months to 30 June 2005

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at 31 March 2005. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005 are not known with certainty at the time of preparing these condensed consolidated financial statements. The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss from 1 January 2005.

The condensed consolidated financial statements have been prepared using the accounting policies published by the Company on 30 June 2005 which are available on the Company's website at www.pearson.com. The applied IFRS accounting policies were selected by management considering all applicable International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) by 31 March 2005. The policies comply with the amendment to IAS 19 that was published in December 2004 which the Group expects to early adopt in its first IFRS financial statements. The applied accounting policies are also based on the Group's expectation of adopting IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' retrospectively from 1 January 2003, its date of transition to IFRS. IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the six months ended 30 June 2004 or the 12 months ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. It should be noted that these policies may be subject to revision to reflect further IFRS standards, interpretations and pronouncements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been published by the Company on 30 June 2005 which are available on the Company's website as noted above.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

Notes to the condensed consolidated financial statements *continued*
for the six months to 30 June 2005

2. Segment information

The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation (IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Sales			
School	**518**	444	1,087
Higher Education	**192**	186	729
Professional	**243**	220	507
Pearson Education	**953**	850	2,323
FT Publishing	**164**	160	318
IDC	**143**	130	269
FT Group	**307**	290	587
Penguin	**353**	341	786
Total sales	**1,613**	1,481	3,696
Adjusted operating profit / (loss)			
School	**15**	3	108
Higher Education	**(45)**	(42)	129
Professional	**8**	6	40
Pearson Education	**(22)**	(33)	277
FT Publishing	**6**	2	4
IDC	**36**	29	62
FT Group	**42**	31	66
Penguin	**13**	9	52
Adjusted operating profit – continuing operations	**33**	7	395
Adjusted operating profit – discontinued operations	**(3)**	17	26
Total adjusted operating profit	**30**	24	421
Adjusted operating profit – continuing operations	**33**	7	395
Other gains and losses	**40**	2	9
Operating profit	**73**	9	404
Net finance costs	**(25)**	(42)	(79)
Profit / (loss) before tax	**48**	(33)	325
Income tax	**(2)**	11	(63)
Profit / (loss) for the period from continuing operations	**46**	(22)	262
Discontinued operations	**300**	13	22
Profit / (loss) for the period	**346**	(9)	284

Discontinued operations relate to the disposal of the Group's interest in Recoletos, see note 8.

Notes to the condensed consolidated financial statements *continued*

for the six months to 30 June 2005

3. Other net gains and losses

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Profit on sale of interest in MarketWatch	**40**	-	-
Other	**-**	2	9
Total other net gains and losses	**40**	2	9

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.

4. Net finance costs

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Net interest payable	**(35)**	(39)	(74)
Finance cost re employee benefits	**(4)**	(3)	(5)
Net foreign exchange gains	**10**	-	-
Other gains on financial instruments in a hedging relationship:			
- fair value hedges	**1**	-	-
- net investment hedges	**2**	-	-
Other gains / (losses) on financial instruments not in a hedging relationship:			
- amortisation of transitional adjustment on bonds	**5**	-	-
- derivatives	**(4)**	-	-
Total net finance costs	**(25)**	(42)	(79)
Analysed as:			
Net interest payable	**(35)**	(39)	(74)
Finance cost re employee benefits	**(4)**	(3)	(5)
Net finance cost reflected in adjusted earnings	**(39)**	(42)	(79)
Other net finance income	**14**	-	-
Total net finance costs	**(25)**	(42)	(79)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005 (see note 16).

Notes to the condensed consolidated financial statements *continued*
for the six months to 30 June 2005

5. Profit / (loss) before tax

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Profit / (loss) before tax	**48**	(33)	325
Add back: other gains and losses	**(40)**	(2)	(9)
Add back: other finance income (see note 4)	**(14)**	-	-
Adjusted profit / (loss) before tax - continuing operations	**(6)**	(35)	316
Adjusted profit / (loss) before tax - discontinued operations	**(3)**	19	29
Total adjusted profit / (loss) before tax	**(9)**	(16)	345

Included within profit / loss before tax are charges relating to share based payments of £11m (2004 half year: £11m, 2004 full year £25m), post retirement benefits £35m (2004 half year: £30m, 2004 full year £64m) and intangible amortisation £3m (2004 half year: £2m, 2004 full year £5m).

6. Taxation

Income tax is recognised in these condensed consolidated financial statements at the rate of 32.0% of adjusted profit before tax for the six months ended 30 June 2005. This is management's best estimate of the rate expected for the full financial year.

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Income tax (charge) / benefit	**(2)**	11	(63)
Add back: tax benefit on other gains and losses	**-**	-	(36)
Add back: tax charge on other finance income	**4**	-	-
Adjusted income tax benefit / (charge) - continuing operations	**2**	11	(99)
Adjusted income tax benefit / (charge) - discontinued operations	**1**	(6)	(7)
Total adjusted income tax benefit / (charge)	**3**	5	(106)
Tax rate reflected in adjusted earnings	**32.0%**	31.3%	30.7%

Notes to the condensed consolidated financial statements *continued*

for the six months to 30 June 2005

7. Earnings / (loss) per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Earnings / (loss)	**337**	(20)	262
Adjustments to exclude profit for the period from discontinued operations:			
Profit for the period from discontinued operations	**(300)**	(13)	(22)
Minority interest share of above items	**-**	3	5
Earnings / (loss) – continuing operations	**37**	(30)	245
Earnings / (loss)	**337**	(20)	262
Adjustments:			
Other gains and losses	**(40)**	(2)	(9)
Profit on sale of discontinued operations (see note 8)	**(304)**	-	-
Other finance income	**(14)**	-	-
Taxation on above items	**6**	-	(36)
Minority interest share of above items	**-**	-	-
Adjusted (loss) / earnings	**(15)**	(22)	217
Weighted average number of shares (millions)	**797.0**	795.4	795.6
Effect of dilutive share options	**1.0**	-	1.1
Weighted average number of shares (millions) for diluted earnings / (loss)	**798.0**	795.4	796.7
Earnings / (loss) per share from continuing and discontinued operations			
Basic	**42.3p**	(2.5)p	32.9p
Diluted	**42.2p**	(2.5)p	32.9p
Earnings / (loss) per share from continuing operations			
Basic	**4.6p**	(3.8)p	30.8p
Diluted	**4.6p**	(3.8)p	30.8p
Adjusted (loss) / earnings per share	**(1.9)p**	(2.8)p	27.3p

Where the Group has made a loss for the financial period the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

8. Discontinued operations

In April 2005, Pearson closed the sale of its 79% interest in Recoletos Grupo de Communicacion S.A. to Retos Cartera, a consortium of investors, for net cash proceeds of £372m. The transaction became unconditional on approval from the Spanish regulatory authorities in February 2005. The results of Recoletos have been consolidated for the period to 28 February 2005 and are included in profit from discontinued operations shown in the table below. The related assets and liabilities have been classified as held for sale in the comparative periods.

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Sales	**27**	90	190
Operating (loss) / profit	**(3)**	17	26
Net finance income	**-**	2	3
Profit before tax	**(3)**	19	29
Attributable tax benefit / (expense)	**1**	(6)	(7)
Profit on disposal of discontinued operations	**304**	-	-
Attributable tax expense	**(2)**	-	-
Profit for the period from discontinued operations	**300**	13	22

9. Dividends

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Amounts recognised as distributions to equity holders in the period	**125**	119	195

The directors have declared an interim dividend of 10.0p per equity share, payable on 23 September 2005 to shareholders on the register at the close of business on 26 August 2005. This dividend has not been included as a liability as at 30 June 2005.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2005 half year	2004 half year	2004 full year
Average rate for profits	**1.87**	1.82	1.83
Period end rate	**1.79**	1.81	1.92

Notes to the condensed consolidated financial statements *continued*
for the six months to 30 June 2005

11. Intangibles

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Goodwill	**3,385**	3,301	3,160
Other intangibles	**121**	108	118
Total intangibles	**3,506**	3,409	3,278

12. Net debt

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Non current assets			
Derivative financial instruments	**63**	-	-
Current assets			
Derivative financial instruments	**49**	-	-
Cash and cash equivalents	**810**	645	461
Non current liabilities			
Borrowings	**(1,832)**	(1,804)	(1,714)
Derivative financial instruments	**(5)**	-	-
Current liabilities			
Borrowings	**(368)**	(688)	(109)
Derivative financial instruments	**(15)**	-	-
Net debt – continuing operations	**(1,298)**	(1,847)	(1,362)
Net cash classified as held for sale	**-**	100	141
Total net debt	**(1,298)**	(1,747)	(1,221)

Notes to the condensed consolidated financial statements *continued*
for the six months to 30 June 2005

13. Reconciliation of movements in equity

all figures in £ millions	2005 half year	2004 half year	2004 full year
Attributable to equity holders of the parent			
Total recognised income and expense for the period	**483**	(14)	7
Share-based payment charges	**11**	11	25
Shares issued	**2**	1	4
Treasury shares purchased	**(11)**	(2)	(10)
Dividends to equity holders of the parent company	**(125)**	(119)	(195)
Net movement for the period	**360**	(123)	(169)
Attributable to equity holders of the parent at the beginning of the period	**2,800**	2,969	2,969
Transition adjustment on adoption of IAS 39 (see note 16)	**(12)**	-	-
Attributable to equity holders of the parent at the end of the period	**3,148**	2,846	2,800
Minority interests	**146**	200	214
Total equity	**3,294**	3,046	3,014

14. Post balance sheet events

In June 2005, Pearson announced the acquisition of AGS Publishing from WRC Media for $270m in cash. The acquisition completed on 22 July 2005 and has not been accounted for at 30 June 2005.

Notes to the condensed consolidated financial statements *continued*

for the six months to 30 June 2005

15. Cash flows

all figures in £ millions	**2005 half year**	2004 half year	2004 full year
Reconciliation of profit / (loss) for the period to cash (used in) / generated from operations			
Profit / (loss) for the period	**346**	(9)	284
Income tax	**3**	(5)	70
Net finance costs	**25**	40	76
Other gains and losses	**(344)**	(2)	(8)
Share of results of joint ventures and associates	**(8)**	(3)	(8)
Depreciation and amortisation charges	**54**	52	108
Equity settled share based payments	**11**	11	25
Increase in intangible assets – pre publication	**(25)**	(19)	(13)
Increase in inventory	**(70)**	(67)	(14)
Increase in receivables	**(31)**	(64)	(18)
(Decrease) / increase in payables	**(104)**	(71)	61
Decrease in provisions	**(14)**	(11)	(24)
Other and non-cash items	**2**	1	(15)
Cash (used in) / generated from operations	**(155)**	(147)	524
Dividends from joint ventures and associates	**1**	1	12
Net purchase of PPE including finance lease principal payments	**(40)**	(51)	(123)
Purchase of intangibles	**(3)**	-	-
Add back: Cash spent against integration and fair value provisions	**1**	2	5
Pearson operating cash flow	**(196)**	(195)	418
Operating tax paid	**(23)**	(25)	(55)
Operating finance charges paid	**(34)**	(36)	(85)
Operating free cash flow	**(253)**	(256)	278
Non operating tax (paid) / received	**-**	(4)	10
Non operating finance charges paid	**(11)**	-	-
Integration and fair value spend	**(1)**	(2)	(4)
Total free cash flow	**(265)**	(262)	284
Dividends paid (including minorities)	**(125)**	(120)	(197)
Net movement of funds from operations	**(390)**	(382)	87
Acquisitions of businesses and investments	**(32)**	(20)	(46)
Disposals of businesses, investments and property	**422**	3	42
New equity	**2**	1	4
Purchase of treasury shares	**(11)**	(2)	(10)
Other non operating items	**(1)**	-	3
Net movement of funds	**(10)**	(400)	80
Fair value and exchange movements on net debt	**(67)**	29	75
Total movement in net debt	**(77)**	(371)	155

Included in net cash (used in) / generated from operations is an amount of £(6)m (2004 half year: £(3)m, 2004 full year £24m) relating to discontinued operations. Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments and receipts that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments and receipts.

Notes to the condensed consolidated financial statements *continued*

for the six months to 30 June 2005

16. Explanation of transition to IFRS

Reconciliations, including explanations, from UK GAAP to IFRS of the condensed consolidated balance sheet as at 1 January 2003 (the date of transition to IFRS), 31 December 2003, 30 June 2004 and 31 December 2004 (the date of the last UK GAAP financial statements) together with the reconciliations of the condensed consolidated income statement, the condensed consolidated cash flow statement and the condensed consolidated statement of recognised income and expense for the years to 31 December 2003 and 31 December 2004 and the six months to 30 June 2004 have been published on the Company's website at www.pearson.com.

IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation' have not been applied to the six months ended 30 June 2004 or the 12 months ended 31 December 2004 because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. The accounting policy in respect of financial instruments, as applied from 1 January 2005, is as follows:

Derivatives are initially recognised at fair value on the date a derivative is entered into and are subsequently re-measured at their fair value. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges) or hedges of net investments in foreign operations (net investment hedges). All income statement movements have been disclosed within net finance costs.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains or losses relating the ineffective portion are recognised immediately in the income statement. Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair values is recognised in the income statement immediately.

The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is as follows:

All figures in £ millions	**1 January 2005**	Transition Adjustment	31 December 2004
Non-current assets			
Derivative financial instruments	**79**	79	-
Deferred income tax assets	**364**	5	359
Current assets			
Derivative financial instruments	**67**	67	-
Non-current liabilities			
Borrowings	**(1,848)**	(134)	(1,714)
Derivative financial instruments	**(12)**	(12)	-
Current liabilities			
Trade and other payables	**(854)**	14	(868)
Borrowings	**(109)**	-	(109)
Derivative financial instruments	**(31)**	(31)	-
Reserves	**(114)**	12	(126)

Press releases

27 July 2005
Directors' Shareholding

http://www.pearson.com/press/press_uploadfiles/Directors_Shareholding_27_July_2

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Pearson plc (the ***Company***)

In 2001, the Company established the Pearson Long Term Incentive Plan (the ***Plan***) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (***Shares***) – option awards and restricted share awards.

Restricted Share Awards Granted on 16 December 2002

The first tranche of the restricted share awards granted on 16 December 2002, to executive directors, vested on 28 June 2005.

As a result of these Shares being released on 26 July 2005, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 26 July 2005 at a price of 677.67 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director	Shares released	Shares sold to discharge tax liabilities	Shares retained
David Bell	26,613	10,912	15,701
Rona Fairhead	26,613	10,912	15,701
John Makinson	34,480	14,137	20,343
Marjorie Scardino	60,340	24,740	35,600

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :

Name of Director	Number of Shares	% of capital
David Bell	101,695	0.01265
Rona Fairhead	43,209	0.005377
John Makinson	147,314	0.01833
Marjorie Scardino	181,238	0.02256

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Mourant & Co Trustees Limited (as trustee of the Pearson Employee Share Ownership Trust) is now 217,683 Shares (representing 0.027% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

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pri



29 July 2005

Pearson names new chairman: Glen Moreno, director and former chief executive of Fidelity International, to succeed Dennis Stevenson

Pearson today announces the appointment of Glen Moreno as its new chairman. The appointment will be effective from 1 October 2005, when Dennis Stevenson will retire from the board.

Glen Moreno, 62, is the senior independent director of Man Group plc and has been a non-executive director there since 1994. He is a director of Fidelity International and chairman of its Audit Committee. He is also trustee to The Prince of Liechtenstein and Liechtenstein Global Trusts.

From 1987 to 1991 he was chief executive of Fidelity International, one of the world's most successful investment and financial information companies, recruited to lead its international expansion. Before that, he spent 18 years at Citigroup in Europe and Asia.

Dennis Stevenson said: "The Nominations Committee, led by our senior independent director Terry Burns, set out some clear criteria for our new chairman. We were looking for someone with experience of building businesses, a truly international perspective and an empathy with our culture. Glen scores very highly on all counts and I'm delighted to hand over to him. Pearson is a very special company and it has been a great privilege to play a part in its development."

Glen Moreno said: "I've followed Pearson for many years, watching with admiration as Marjorie and the team transformed it from a diverse conglomerate into a world-leading information company. I've been impressed by the experience and dedication of the people there, and by the strong growth that they are producing. I'm looking forward to working with Marjorie and the team to deliver value to customers and shareholders."

Marjorie Scardino, chief executive, added: "We've been very fortunate to have a chairman with Dennis' wisdom, intellectual curiosity, business sense and commitment to Pearson's values. Glen's record in growing businesses is perfect for this stage of Pearson's development, and we're thrilled to welcome him to Pearson."

Further information

Luke Swanson/ Charlotte Elston + 44 (0) 207 010 2310

Glen Moreno: biographical notes

Citigroup, 1969 - 1987
Over an 18-year career, Moreno held senior positions at Citigroup in Europe and Asia. During that period Citigroup became the leading international bank in Europe, developed a significant Australian business and expanded in South East Asia and India. In the early 1980s he moved to London as a member of Citigroup's Policy Committee and as group executive for investment banking, responsible for corporate finance and trading operations.

Fidelity International, 1987 - 1991
Moreno was recruited by Fidelity's owner Ned Johnson to lead the company's programme of international expansion. With his successor, Barry Bateman, he launched the company's hallmark global product range, Fidelity Funds.

Current roles
Since retiring as chief executive of Fidelity International in 1991, Moreno has held a number of roles in large international businesses. He remains a director of **Fidelity International**, and chairs its Audit Committee.

He has been a non-executive director of **Man Group plc**, the FTSE100 financial services group, since 1994, and is now the senior independent director. There he was involved in the successful demerger of Man's traditional commodities trading businesses to focus on investment management and brokerage.

He is a trustee to The Prince of Liechtenstein and **Liechtenstein Global Trusts**, which combines the family's banking and investment activities. LGT is a successful private banking and wealth management business in Europe, the Middle East and Asia.

He is also a governor of **The Ditchley Foundation**, founded in 1958 to advance Anglo-American links, which has since broadened to involve nations from all over the world.

An American national, he divides his time between the US and the UK.

Other details

Born: 1943, California

Education:

1965	Stanford University	BA with distinction
1966	Delhi University	Rotary Foundation

		Fellow
1969	Harvard Law School	JD

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